EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Warwick Community Bancorp, Inc.

We consent to incorporation by reference in the registration statement No. 333-81467 on Form S-8, of the Warwick Savings Bank 401K Savings Plan, of our report dated June 4, 2004, relating to the statements of net assets available for plan benefits of the Warwick Savings Bank 401K Savings Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets held for investment purposes at end of year, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Warwick Savings Bank 401K Savings Plan.

                                                                                                  KPMG LLP

Short Hills, New Jersey
June 25, 2004

End.